[WHITNEY LOGO]

December 19, 2006

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:
EduTrades, Inc.
File No. 333-129649
Request to Withdraw Registration Statement on Form S-1

Dear Sir or Madam:

On behalf of EduTrades, Inc. (the "Registrant"), our wholly owned subsidiary, we herewith request permission to withdraw the Registrant's Registration Statement on Form S-1, Commission File Number 333-129649 covering the sale of up to 3,450,000 shares of the Registrant's common stock. The Registration Statement was originally filed on November 10, 2005.

This request is being made pursuant to the provisions of Rule 477 under the Securities Act of 1933, as amended. We herewith confirm that no sales were made with respect to any of the shares sought to be registered under the Registration Statement, and that this request for withdrawal is herewith communicated before the effective date of the Registration Statement.

Thank you for your time and consideration in this matter.

Very truly yours,
WHITNEY INFORMATION NETWORK, INC.

/s/ Alfred R. Novas

Alfred R. Novas
Chief Financial Officer